SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR UNVEILS 2016 (YEAR 3) "ALWAYS GETTING BETTER" PLAN

Ryanair, Europe's favourite airline, today (12 Apr) unveiled its 2016 customer experience initiatives which form Year 3 of its "Always Getting Better" (AGB) programme, as it continues to improve all aspects of the customer experience, through service, digital and inflight developments. The new initiatives to be rolled out over the coming year include:

• Even lower airfares, as Ryanair passes on lower oil savings to its 106m customers
• New aircraft interiors featuring slimline seats, more leg room, coat hooks, LED lighting & less yellow
• Leisure PLUS bundle fare including reserved seats, priority boarding & 20kg bag
• Improved Business PLUS service with more flexible ticketing, more fast-track airports & auto-check-in
• Travel 'Extras' bookable in the mobile app - upgrade seats, buy fast-track, book parking or transfers
• 'One flick' payment system on the mobile app
• 'Rate My Flight' function on the mobile app, rating crew & flights - real-time customer feedback
• Auto check-in (& auto mobile boarding passes) for reserved seat bookings made through My Ryanair
• 'My Ryanair' Club - discounts, 24-hour priority access to seat sales
• My Ryanair 'Top Up' - top up accounts of friends & family or top up as gifts
• Simplified baggage options - 6 bag booking options (reduced from 108)
• Improved Digital Gift Vouchers service - for personal or corporate gifts
• Destination guides on website, app & emails
• Event & restaurant discounts
• Dedicated Groups website, allowing groups to make & manage their own bookings
• Ryanair Schools Travel - dedicated travel agency for school tours offering savings & more choice

Ryanair's Chief Marketing Officer, Kenny Jacobs said:

"The continued drive to improve our customer experience has been reflected in the record passenger numbers and load factors we have had over the past 2 years, and we are pleased to launch Year 3 of our "Always Getting Better" programme. While Year 1 and 2 were about fixing the areas customers didn't like and improving the existing offering, Year 3 will be about digital acceleration and innovation, particularly through our Ryanair Labs digital developments. The one thing that won't change will be our low fares, and we'll continue to offer the biggest and best choice of destinations, with the most on-time flights and a fantastic onboard experience, as we grow our fleet, traffic and routes."

ENDS

For further information
please contact:
Robin Kiely                                 Piaras Kelly
                                                Ryanair Ltd                                 Edelman Ireland
                                                Tel: +353-1-9451949               Tel: +353-1-6789333
                                 press@ryanair.com                  ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 April, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary